SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5—Final Amendment)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIACOM INC.

(Name of Subject Company (Issuer))

VIACOM INC.

(Name of Filing Persons (Issuer and Offeror))

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

925524100 (Class A Common Stock)

925524308 (Class B Common Stock)

(CUSIP Numbers of Classes of Securities)

Michael D. Fricklas

Executive Vice President, General Counsel and Secretary

Viacom Inc.

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Stephen T. Giove

Creighton O’M. Condon

Christa A. D’Alimonte

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$946,765,046.90	$119,955.13

*	Assumes the exchange of 27,961,165 shares of Viacom Inc. (“Viacom”) class A common stock, par value $0.01 per share (the “Viacom class A common stock”), and Viacom class B common stock, par value $0.01 per share (the “Viacom class B common stock”), at the exchange ratio of 2.575 shares of Blockbuster Inc. (“Blockbuster”) class A common stock, par value $0.01 per share (the “Blockbuster class A common stock”), and 2.575 shares of Blockbuster class B common stock, par value $0.01 per share (the “Blockbuster class B common stock”), per share of Viacom class A or class B common stock. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) the average of (x) $34.12, the average of the high and low sales prices of Viacom class A common stock on The New York Stock Exchange on September 1, 2004 and (y) $33.60, the average of the high and low sales prices of Viacom class B common stock on The New York Stock Exchange on September 1, 2004 and (ii) 27,961,165, the maximum number of shares of Viacom class A and class B common stock to be exchanged in the exchange offer.

**	Calculated as .0001267 multiplied by the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $280,057.68	Filing Party: Blockbuster Inc.
Form or Registration No.: Form S-4, Registration No. 333-116617	Date Filed: June 18, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 8, 2004, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 14, 2004, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 20, 2004, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 22, 2004 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 6, 2004 (as so amended, the “Schedule TO”), by Viacom Inc., a Delaware corporation (“Viacom”). The Schedule TO relates to the offer by Viacom to exchange 2.575 shares of Blockbuster Inc., a Delaware corporation (“Blockbuster”), class A common stock, par value $0.01 per share (the “Blockbuster class A common stock”), and 2.575 shares of Blockbuster class B common stock, par value $0.01 per share (the “Blockbuster class B common stock”), for each outstanding share of Viacom class A common stock, par value $0.01 per share (the “Viacom class A common stock”), and Viacom class B common stock, par value $0.01 per share (the “Viacom class B common stock”), that is validly tendered and not properly withdrawn, up to an aggregate of 27,961,165 shares of Viacom class A and class B common stock, upon the terms and subject to the conditions set forth in the Prospectus-Offer to Exchange, dated September 8, 2004 (the “Prospectus-Offer to Exchange”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). In connection with the exchange offer, Blockbuster has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-116617) (as amended through the date hereof, the “Registration Statement”) to register 72 million shares of Blockbuster class A common stock and 72 million shares of Blockbuster class B common stock.

Item 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the exchange offer, is hereby amended and supplemented by adding the following thereto:

The exchange offer expired at 12:00 midnight, New York City time, on Tuesday, October 5, 2004. Based on the final count by Viacom’s exchange agent, The Bank of New York, 292,889,349 shares of Viacom common stock, consisting of 4,648,493 shares of Viacom class A common stock and 288,240,856 shares of Viacom class B common stock, were tendered for exchange. Viacom has accepted for exchange 27,961,165 shares of Viacom common stock in exchange for the 72 million shares of Blockbuster class A common stock and 72 million shares of Blockbuster class B common stock Viacom owns. Because the exchange offer was oversubscribed, Viacom accepted tendered shares on a pro-rata basis in proportion to the number of shares tendered. Stockholders that tendered less than 100 shares of Viacom class A or class B common stock, or an odd-lot, could elect not to be subject to proration, except that stockholders that tendered odd-lots as a participant in a Viacom or Blockbuster employee benefit plan were not entitled to this preference. All shares tendered by eligible odd-lot stockholders have been accepted; 9.426777% of all other tendered shares of Viacom class A common stock and Viacom class B common stock have been accepted.

Based on the final count by the exchange agent, the results of the exchange offer are as follows:

	Viacom Class A	Viacom Class B	Total

Number of shares tendered	4,648,493	288,240,856	292,889,349

Number of “odd-lot” shares tendered that were not subject to pro ration	127,451	260,305	387,756

Number of Shares Accepted	553,616	27,407,549	27,961,165

On October 13, 2004, Viacom issued a press release announcing the preliminary results of the exchange offer, a copy of which is attached as Exhibit (a)(21) hereto and is incorporated herein by reference.

Item 12.	MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a) (21)	Press Release issued by Viacom on October 13, 2004.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2004

VIACOM INC.

By:	/S/ MICHAEL D. FRICKLAS
Name:	Michael D. Fricklas
Title:	Executive Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.

(a) (1)	Prospectus-Offer to Exchange, dated September 8, 2004 (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (2)	Form of Letter of Transmittal (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (3)	Form of Instruction Booklet to Letter of Transmittal (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (5)	Form of Letter from Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (6)	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (7)	Form of Letter from Trustee of Viacom-Sponsored 401(k) Plans (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (8)	Form of Procedures for Submitting Tender Instructions for Viacom Stock Held in a Viacom-Sponsored 401(k) Plan (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (9)	Form of Letter from Trustee of Blockbuster Investment Plan (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (10)	Form of Procedures for Submitting Tender Instructions for Viacom Stock Held in the Blockbuster Investment Plan (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

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(a) (11)	Form of Instructions to Tender: Shares of Viacom Class A/B Common Stock Held in a 401(k) Plan (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (12)	Form of Internet Election for Viacom and Blockbuster 401(k) Plan Participants to submit tender instructions (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (13)	Summary Advertisement as published in The Wall Street Journal on September 8, 2004 (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

(a) (14)	Press Release issued by Viacom on September 8, 2004.*

(a) (15)	Viacom’s Annual Report on Form 10-K for the year ended December 31, 2003, previously filed with the Securities and Exchange Commission on March 15, 2004 and incorporated herein by reference.

(a) (16)	Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, previously filed with the Securities and Exchange Commission on August 9, 2004 and incorporated herein by reference.

(a) (17)	Email, dated September 14, 2004, to Eligible Viacom Excess Plan and Bonus Deferral Plan Participants.**

(a) (18)	Press Release issued by Viacom on September 20, 2004.***

(a) (19)	Press Release issued by Viacom on September 22, 2004.****

(a) (20)	Press Release issued by Viacom on October 6, 2004.*****

(a) (21)	Press Release issued by Viacom on October 13, 2004.

(b)	None.

(d)	None.

(g)	None.

(h)	Opinion of Cravath, Swaine & Moore LLP (incorporated by reference to Blockbuster’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-116617), filed with the Securities and Exchange Commission on September 8, 2004).

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on September 8, 2004.
**	Previously filed with the Securities and Exchange Commission on Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on September 14, 2004.
***	Previously filed with the Securities and Exchange Commission on Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on September 20, 2004.
****	Previously filed with the Securities and Exchange Commission on Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on September 22, 2004.
*****	Previously filed with the Securities and Exchange Commission on Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on October 6, 2004.

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